

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-Mail
Aneliya Crawford
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Alere Inc.**
> **PRRN14A filed June 24, 2013**
> **Filed by Coppersmith Capital Management, LLC et al**
> **File No. 001-16789**

Dear Ms. Crawford:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed on June 24, 2013

Letter to Stockholders

1. Refer to comment 14 in our prior comment letter and item 1 in the letter to Alere stockholders. The revised disclosure should highlight the fact that there are four director slots being voted upon, not the fact that your three nominees are being voted upon. Please revise.

Reasons for the Solicitation, page 7

2. Refer to the third bullet point on page 7. The first sentence states: "We are concerned about widely reported ethical and/or business judgment lapses by Company nominees as CEO or chairman, leading us to question their ability to provide proper corporate governance oversight of the Company and hold management accountable for their poor execution." The paragraph that follows supports your purported concerns only as to a single Company nominee, Sir Thomas McKillop. Since your statement speaks in the plural, identify the other Company nominee(s) referenced and provide appropriate support for your allegations regarding ethical and/or business judgment lapses. Alternatively, delete this statement.

3. Refer to comment 7 in our prior comment letter and your response. Include the clarifying disclosure provided in your response letter in the revised proxy statement, so shareholders can understand fully the basis for your assertions.

Please respond promptly to the comment above. If you have any questions regarding these comments or your filing in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions